[Patton Boggs LLP Letterhead]

December 10, 2004	Corey D. O’Brien (202) 457-6622 cobrien@pattonboggs.com

VIA EDGAR

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	North Penn Bancorp, Inc. (the “Registrant”)
Registration Statement on Form SB-2

Dear Sir or Madam:

Accompanying this letter, on behalf of the above-referenced registrant, is the Registration Statement on Form SB-2 relating to the registration of the offer and sale of up to 2,246,002 shares of Common Stock. The shares to be offered and sold also include the interest of participants in North Penn Bank’s 401(K) plan (the “Plan”). The prospectus supplement regarding the Plan will be filed by amendment to the Form SB-2.

A wire transfer to the Securities and Exchange Commission (“SEC”) in the amount of $2,846 to cover the filing fee for the Registration Statement has previously been delivered to the account of the SEC at Mellon Bank and marked as restricted funds.

As described in the Registration Statement, the Common Stock is proposed to be issued pursuant to the Plan of Reorganization and Minority Stock Issuance (the “Plan”) of North Penn Bank (the “Bank”) in connection with the Bank’s reorganization into the mutual holding company form of organization, whereby the Bank will convert to the stock form of organization and become a wholly owned subsidiary of the Registrant. The mutual holding company, North Penn Mutual Holding Company (in organization), will own approximately 53.9% of the shares of the Company, approximately 44.1% of the shares of the Registrant are to be offered and sold to the public, and North Penn Charitable Foundation (in organization) will own approximately 2% of the shares of the Registrant.

Securities and Exchange Commission

December 10, 2004

Please call me with any questions or comments regarding the Registration Statement.

Sincerely

/s/ Corey D. O’Brien
Corey D. O’Brien

Enclosure

cc:	Mr. Frederick L. Hickman, North Penn Bancorp, Inc.
Joseph G. Passaic, Jr., Esq.